Space Acquisition Corp. I

2200 Timber Rose Drive

Las Vegas, Nevada 89134

April 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Space Acquisition Corp. I

Request to Withdraw Registration Statement on Form S-1

File No. 333-253841

Ladies and Gentlemen:

Space Acquisition Corp. I (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-253841) together with all exhibits and amendments thereto (collectively, the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement was originally filed with the Commission on March 3, 2021.

The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement because it has determined not to pursue an initial public offering of its securities. The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account.

Please contact David Sakowitz of Winston & Strawn LLP, counsel to the Company, at (212) 294-2639 if you have any questions or concerns regarding this matter.

Very truly yours,

Space Acquisition Corp. I

By:	/s/ Kevin Schubert
Name: Kevin Schubert
Title: Co-Chief Executive Officer and Director

cc: David Sakowitz, Winston & Strawn LLP